TARPESTRY

The picnic blanket that works as a tarp



tarpestry.com Sugar Grove, NC

Highlights

Regular Updates

Founders have a strong track record of investor updates.

1. Featured in Forbes, The Today Show, Outside Magazine, Men's Journal, Condé Nast, The Manual & more
2. 15 years in business — founded in 2011, proven staying power
3. 7,000 email subscribers, 16,000 Facebook followers, 6,000 Instagram followers
4. 58% cost reduction — unit cost drops from $100 to $42 with new manufacturing partner
5. Peak revenue $200,000+ — established sales history with loyal repeat customers
6. Fist-time retail entry — new price points unlock brick-and-mortar for the first time ever
7. Festival-proven product — sold at hundreds of events across 15 years.
8. Partnerships include Widespread Panic, Infamous Stringdusters, Telluride Bluegrass Festival & more

Team



Ted Swartzbaugh Co-Founder & COO

Co-founded Tarpestry in 2011, leading sales, inventory, custom orders, fulfillment and supplier/manufacturer relations. Built the artist partnership program behind the original designs that define the Tarpestry brand.

tarpestry.com



Carrie Swartzbaugh Co-Founder & CEO SPV Voting Proxy

Co-founded Tarpestry in 2011, leading marketing, e-commerce, website, events, marketing, graphic design & brand strategy. Featured in Forbes, Today Show, Outside Magazine & more. 7K email subscribers, 16K Facebook & 6K Instagram followers.

tarpestry.com

Pitch Deck

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Memo


TARPESTRY
The picnic blanket that works as a tarp.

15 years	100%	29,000+	58%
In business	Recommend	Community members	Unit cost reduction

THE PROBLEM

Outdoors means sitting on the ground.



People who live outdoors — at festivals, campsites, and parks — have always had to choose between beautiful and functional. Most blankets aren't waterproof. Most tarps aren't beautiful. Tarpestry ends that choice.

THE SOLUTION

Weather-Resistant Picnic Blanket & Tarp

Lay it down. Hang it up. Live it up.





- Water-repellent
- Steel grommets
- Super durable
- Original artwork

Tarpestry was born in Denver, Colorado in 2011. Co-founders Carrie and Ted had a simple idea: make something beautiful enough to hang on a wall and tough enough to sit on at a festival. The first Tarpestry was hand-sewn. The first festival was a leap of faith.

It worked. Customers came back. Then they brought their friends. Word spread at festivals, campgrounds, and outdoor gatherings across the country. In 2016 we relocated to the mountains of western North Carolina, where we've continued building the brand.

One Tarpestry. Every Adventure.




BUILT TO TRAVEL
It rolls up and goes wherever you do.
From trailhead to beach to festival field, Tarpestry straps onto a pack, tucks in a car, or rolls into a bag — built for people who don't plan around the weather.

The single thing that kept Tarpestry out of retail for 15 years was unit cost. At $100 per unit we could not hit the wholesale price points that stores require while maintaining any meaningful margin.


THE UNLOCK
Production costs cut by 58%.
BEFORE
$100
per unit
NOW
$46.07
landed cost

Now, a new overseas manufacturing partnership drops our landed unit cost to $46.07 (including freight and tariffs). For the first time in our history, we can hit the price points that retail stores require.

For the first time in 15 years, the math works for retail. We have the brand, the audience, and the product. Now we have the economics.


BUSINESS MODEL
How Tarpestry makes money.
Direct-to-Consumer
70%
$150/unit · 69% margin
Website & festival sales — our highest-margin channel
Wholesale Retail
30%
$75/unit · 39% margin
Brick-and-mortar — unlocked by new manufacturing
Custom / B2B
Growing
Custom pricing · strong margins
Bands, festivals & brands — zero advertising cost
Blended gross margin: ~60% · Landed cost: $46.07/unit · $10K/month ongoing ad spend


CUSTOM & B2B
Bands & festivals commission custom Tarpestries – high-margin B2B with zero ad spend.
WINTERWONDERGRASS

CUSTOM & B2B MARKET — Bands and festivals commission original Tarpestry designs for merchandise and fan experiences. Past partners include Telluride Bluegrass Festival, Widespread Panic, WinterWonderGrass, The Infamous Stringdusters, and more. A growing revenue channel with strong margins and zero advertising cost.


PRESS
Featured in national media.
Forbes
TODAY
Outside
Condé Nast Traveler
MEN'S JOURNAL
GEARJUNKIE


Hundreds
of festivals & events
7,000
email subscribers
16,000
Facebook followers
100%
Recommend





Fifteen years in, Tarpestry hasn't grown through advertising — it's grown through word of mouth, one festival at a time. What started as a single blanket at a single show became a fixture at hundreds of events across the country, carried from campsite to campsite by customers who couldn't stop talking about it. National press outlets took notice for the same reason our customers did: it's a product that actually delivers on what it promises.

That same loyalty shows up everywhere we look — in a community that's grown organically across the country at festivals, in email and social media, in a recommend rate that speaks for itself, and in customers who don't just buy once, but come back, gift Tarpestry to friends, and keep using the same one for years. This isn't a brand we built through marketing spend. It's one our community built with us.


WHAT CUSTOMERS SAY
Real people. Real loyalty. Real love.
★★★★★
"These are the best and worth every penny. We use ours in camping trips, festivals, picnics, and other rendezvous. It's always in the car, ready for fun. Get you one! "
Heather A.
★★★★★
"I've had my first Tarpestry since 2010 and use it every weekend. Couldn't love it more!"
-Hayley C.
★★★★★
"We have 2 of these amazing Tarpestry products and have given 4 more to our friends as gifts over the years. Everyone LOVES their Tarpestry!! What a great company!"
-Gwen S.
★★★★★
I use one as artwork, the other for picnics, and have given them to family what a wonderful product!!!
Betsy D.
★★★★★
"Quality item enjoyed by the whole family. We frequent a lot of parks even more now than ever. Great for early mornings when the ground is covered in dew."
Eva P.
★★★★★
" Bought in 2012. Still use regularly in 2023!"
Christopher T.


The TARPESTRY Co.

"Fifteen years ago, we hand-sewed our first Tarpestry and brought it to a festival on a leap of faith. We had no idea it would become the thing people ask us about at every show, the gift friends give each other, the blanket that's still going strong years later in someone's trunk. This raise isn't about becoming something new — it's about finally being able to make Tarpestry the way we always knew it could be: at a price that gets it into more hands, without losing what made people fall in love with it in the first place. Thank you for being part of this with us."

— Carrie & Ted, Co-Founders